March 14, 2019

Mark Currie
President
Cyclerion Therapeutics, Inc.
301 Binney Street
Cambridge, MA 02142

       Re: Cyclerion Therapeutics, Inc.
           Registration Statement on Form 10-12B
           Filed on January 28, 2019
           File No. 001-38787

Dear Dr. Currie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Will Michener, Esq.